EXHIBIT D


                                 [Talley logo]


                            Talley Industries, Inc.
                            2702 North 44th Street
                            Phoenix, Arizona 85008

                                Paul L. Foster
                           Chairman of the Board and
                            Chief Executive Officer


                                                October 2, 1997


Dear Stockholders:

               I am pleased to inform you that on September 25, 1997 Talley Industries, Inc. and Carpenter Technology Corporation entered into a Merger Agreement pursuant to which a subsidiary of Carpenter is today commencing a tender offer to purchase all outstanding shares of the following classes of securities: Common Stock for $12.00 per share; Series A Preferred Stock for $11.70 per share; and Series B Preferred Stock for $16.00 per share, net to the seller in cash. Both Common and Preferred Shares of Talley not acquired in the tender offer are to be acquired in a second step merger at the same per share price for each class of securities.

               A majority of your Board of Directors has determined that the tender offer and the merger are fair to and in the best interests of the Company and its stockholders and has approved the Merger Agreement, the tender offer and the merger. A majority of your Board of Directors recommends that Talley stockholders accept the tender offer and tender their shares of Common Stock and Preferred Stock pursuant to the tender offer.

               In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors referred to in the attached
Schedule 14D-9 (that is being filed today with the Securities and Exchange Commission). Among other things, the Board considered the opinion of J.P. Morgan Securities Inc., its financial advisor, that the cash consideration to be received by Talley stockholders pursuant to the tender offer and the merger is fair, from a financial point of view, to such stockholders.

               Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is the Offer to Purchase, together with related materials, including a Letter of Transmittal to be used for tendering your shares.

               These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

               On behalf of the management and the Board of Directors of Talley Industries, Inc., we thank you for your support.

                            Sincerely,

                            /s/ PAUL L. FOSTER

                            PAUL L. FOSTER
                            Chairman of the Board and
                            Chief Executive Officer